

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05002244

January 14, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-14-2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to GE by Helen Quirini. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

40545

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 10, 2004

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Helen Quirini*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from Helen Quirini, naming John Chevedden as her designated representative (the "Proponent"). The Proposal requests that GE's Board of Directors adopt "a policy, formalized as corporate governance policy or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors" and defines an independent director as "a person whose directorship constitutes his or her only connection to the corporation." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance ("Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our views that:

I. **The Proposal may be excluded under Rule 14a-8(i)(6) because GE lacks the power to implement the Proposal; and**

II. **The Proposal is vague and indefinite and thus is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).**

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because GE Lacks the Power to Implement the Proposal.

A company may exclude a shareowner proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power and authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE cannot guarantee that an independent director for purposes of the 2004 Council of Institutional Investors Definition[1] ("2004 CII Definition") would be (1) elected to GE's Board by GE's shareowners, (2) elected as Chairman of the Board by GE's Board and (3) willing to serve as Chairman of GE's Board.

The Proposal requests that the GE Board adopt "a policy, formalized as a corporate governance policy or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors." The resolution then separately states that, "an independent director is a person whose directorship constitutes his or her only connection to the corporation."

On a number of recent occasions, the Staff has concurred with the exclusion of substantially similar proposals where a company could not ensure that shareowners would elect independent directors. In *Cintas Corporation* (avail. Aug. 27, 2004), the Staff concurred with the exclusion of a proposal requesting that the board adopt a policy that the board chairman be an

---

[1] The 2004 Council of Institutional Investors Definition is available at <www.cii.org/dcwascii/web.nsf/doc/print/council_indepdirectdef.cm>

independent director who had not previously served as an executive officer of the company. In concurring that the proposal was beyond the company's power to implement for purposes of Rule 14a-8(i)(6), the Staff states that it appeared the company's board did not have the power to ensure that its chairman would retain his or her independence at all times and that the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard. *See also H.J. Heinz Company* (avail. June 14, 2004) (proposal urging the board to amend the bylaws to require that an independent director who had not served as an officer of the company serve as the chairman of the board was excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board"); *Bank of America Corporation* (avail. Feb. 24, 2004) (same); *AmSouth Bancorporation* (avail. Feb. 24, 2004) (same); *Wachovia Corporation* (avail. Feb. 24, 2004) (same); *SouthTrust Corporation* (avail. Jan. 16, 2004) (same).

Similarly, the Staff has concurred with the exclusion of proposals requesting that certain directors or a certain number of directors be "independent," on the basis that the companies could not ensure the election of directors meeting specified criteria. For example, in *General Electric Company* (avail. Feb. 4, 2002), the Staff concurred with the exclusion of a proposal recommending that the GE Board increase its independence and that a majority of the GE Board "be independent" as beyond the GE Board's power to implement. *See also AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting the adoption of an independent director bylaw, which would "apply to successor companies," was excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal.") In contrast, when a proposal recognizes that it is beyond a company's power to ensure that the chairman of its board is and remains "independent" and therefore allows for exceptions to the independence policy, the Staff has not concurred in the exclusion of the proposal. *See The Walt Disney Company* (avail. Nov. 24, 2004) (proposal not excludable where it requested the company to adopt a policy that the board chairman would always be an independent director "except in rare and explicitly spelled out, extraordinary circumstances").

As noted, the Proposal requests that the GE Board adopt "a policy, formalized as a corporate governance policy or bylaw," that an independent director, as defined by the Council of Institutional Investors, shall serve as Chairman of GE's Board of Directors. Accordingly, the Proposal, if implemented, requires the GE Board to ensure that a director who satisfies the 2004 CII Definition's independence standard will serve as Board Chairman. Moreover, the Proposal does not allow for any exception to this standard. Thus, the Proposal is comparable to the proposals addressed in the *General Electric Company* and *AT&T Corp.* letters addressed above, which have been excluded under Rule 14a-8(i)(6) as described above, and distinguishable from proposals such as the one addressed in *The Walt Disney* Company.

As a New York corporation, GE is subject to the New York Business Corporation Law (the "NYBCL"). Although the GE Board may fill director vacancies that may arise between annual shareowner meetings pursuant to GE's bylaws, GE's directors otherwise are elected by

GE shareowners, consistent with Section 614 of the NYBCL. Thus, in order for GE to implement the Proposal, GE would have to ensure that (1) a director is elected to its board who initially and continually meets the 2004 CII Definition of "independent," (2) that director is selected by GE's Board to serve as Board Chairman, and (3) that director is willing to serve as Board Chairman. GE cannot ensure that it will be able to find an individual who meets all of the above requirements. Because shareowners ultimately elect GE's directors, and because GE cannot ensure that there will be any directors who meet CII's definition of independence and who may be willing to serve as Board Chairman, it is not within the GE Board's power to implement the Proposal. Accordingly, for the reasons set forth above, we believe that GE may exclude the Proposal under Rule 14a-8(i)(6), as GE lacks the power and authority to implement the Proposal.

II. The Definition of "Independent Director" Included in the Proposal is Vague and Indefinite and Thus the Proposal May Be Excluded Under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements. In addition, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal.

The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

On prior occasions, the Staff has concurred that companies may exclude proposals requesting that a particular definition or set of guidelines be adopted when the proposal failed to include any description of the substantive provisions of the definition or set of guidelines being recommended. *See, e.g., Smithfield Foods, Inc.* (avail. July 18, 2003) (proposal requesting that management "prepare a report based upon the Global Reporting Initiative" and that did not contain any definition or description of the Global Reporting Initiative was so vague as to be false and misleading under Rule 14a-9, and therefore excludable under Rule 14a-8(i)(3)); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations" and that did not contain any description of the substantive provisions of the Glass Ceiling Report was excluded under Rule 14a-8(i)(3) because it was vague and indefinite). *See also SI Handling Systems, Inc.* (avail. May 5, 2000) (proposal requesting the replacement of the company's bylaws with bylaws existing prior to 1996 was excludable unless revised to specify the substance of the proposed revisions to the by-laws).

Here, the Proposal fails to adequately describe the independence standard that the Proposal would mandate. Instead, the Proposal only refers to the 2004 CII Definition, and then states, "Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation." In *The Boeing Company* (avail. Feb. 10, 2004), the Staff concurred with the exclusion of a proposal requesting that the company's board amend its bylaws to require that an independent director, according to the 2003 Council of Institutional Investors definition, serve as chairman of the board. In concurring that the proposal could be excluded under Rule 14a-8(i)(3), the Staff indicated that the proposal was vague and indefinite under the Rule 14a-9 standard because it failed to disclose to shareowners the definition of "independent director" that was sought to be included in the bylaws. In the present case, the Proposal is similar to the proposal in *Boeing,* with the exception of the addition of the sentence, "Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation." Thus, the Proposal's simple reference to the 2004 CII Definition does not provide shareowners with an adequate understanding of the independence standard proposed to be applied.

Moreover, the statement in the Proposal that "an independent director is a person whose directorship constitutes his or her only connection to the corporation," does not clarify the standard but instead contributes to the possibility of shareowners being confused or mislead as to the standard that would be applied. On its face, this sentence is so general and ambiguous that it does not adequately inform GE shareowners of the highly detailed criteria that a director must satisfy to qualify as independent. For example, the 2004 CII Definition provides that a director is not deemed independent if a director's relative has paid or received more than $50,000 in the past five years pursuant to a "personal contract" with the company, an executive officer or any affiliate of the company. Shareowners voting on the Proposal would not know that these types of relationships would result in a director being disqualified as an independent director under the 2004 CII Definition. Indeed, this sentence might suggest to some shareowners that the Proposal's definition of "independence" would allow payments to a director's family members, while other shareowners could interpret the definition as not permitting a director's family member to receive even $40,000 under a personal contract with the company.

Based on the foregoing precedent, we believe that the Proposal's reference to the CII independence definition is so vague and indefinite that it does not adequately inform shareowners on what they are voting on. The Proposal does not adequately inform shareowners of the extent or complexity of the CII's definition of "independence," and the additional sentence

– "Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation." – which attempts to characterize the definition is ambiguous and subject to multiple, conflicting interpretations. Accordingly, consistent with the Staff's position in *Boeing* and the other letters discussed above, we believe that because the Proposal is vague and indefinite, it may be excluded under Rule 14a-8(i)(3).

The Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). Because it would be impossible for GE to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,



Ronald O. Mueller

ROM/dcl
Enclosures

cc: Thomas J. Kim, General Electric Company
Helen Quirini
John Chevedden

70301748_6.DOC

EXHIBIT A



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

October 29, 2004

By Federal Express
John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareowner Proposal by Helen Quirini

Dear Mr. Chevedden:

We received Ms. Helen Quirini's October 26, 2004 letter relating to her shareholder proposal on October 27, 2004. However, this letter did not include her actual Rule 14a-8 proposal. If she wishes to submit a proposal, we must receive it by the deadline set forth in our proxy statement.

In addition, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that the shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submits the proposal. We are sending you this letter to notify you that we have not received the shareholder's required proof of ownership.

To remedy this defect, the shareholder must satisfy these requirements. Under Securities and Exchange Commission interpretations, sufficient proof may be in the form of:

- a written statement from the "record" holder of the shares (usually the broker or a bank) verifying that, at the time the shareholder submitted this proposal, the shareholder continuously held the shares for at least one year; or

- if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in ownership level and a written statement that the shareholder continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on October 29, 2004 by Federal Express.

Thank you.

Very truly yours,



Thomas J. Kim

Enclosure
Cc:
Helen Quirini
2917 Hamburg St.
Schenectady, NY 12303

Subj: **Re: GE**
Date: 10/25/2004 5:26:54 PM Eastern Daylight Time
From: jr7cheve7@earthlink.net
To: HQuirini@aol.com
Sent from the Internet (Details)

BWH

OCT 27 2004
J.R. IMMELT

RECEIVED
OCT 27 2004
B. W. HEINEMAN, JR

Helen Quirini
2917 Hamburg Street
Schenectady, NY 12303

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828
PH: 203-373-2211
FX: 203-373-3131

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at: 2215 Nelson Ave., No. 205 Redondo Beach, CA 90278 PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Helen Quirini 10/26/04
Helen Quirini Date

cc: Thomas J. Kim
Corporate & Securities Counsel
PH: 203-373-2663 FX: 203-373-3079


Parcel Post Plus
Around the Block ... Around the World

Parcel Post Plus

124 Jay Street
Schenectady, NY 12305

Phone (518) 382-2663
Fax (518) 382-8164

facsimile

Date: 10/26/04

To: Mr. Jeffrey Immelt

Fax number: 203-373-3131

From: Helen Quirini

Phone number: 355-2182

Number of pages: 7 (including cover page)

Message:

RUDOLPH J. QUIRINI
PRIME CAPITAL SERVICES, INC.
251 New Karner Road-Suite 700
Albany, NY 12205

November 1, 2004

To Whom It May Concern,

I am the registered broker for Helen Quirini. I can confirm that she has continuously owned at least 100 shares of General Electric Company Common Stock (Symbol "GE") since October 1, 2003.

Rudolph J. Quirini

Rudolph J. Quirini

Post-it Fax Note 7671 (GE)	Date 11-4-04	# of pages ▶
To Thomas Kim	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 203-373-3079 -3131	Fax #	

Helen Quirini
2917 Hamburg Street
Schenectady, NY 12303

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828
PH: 203-373-2211
FX: 203-373-3131

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at: 2215 Nelson Ave., No. 205 Redondo Beach, CA 90278 PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Helen Quirini 10/26/04
Helen Quirini Date

cc: Thomas J. Kim
Corporate & Securities Counsel
PH: 203-373-2663 FX: 203-373-3079

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors adopt a policy, formalized as corporate governance policy or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO.

In January 2003 the Conference Board said that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board.

Progress Begins with a First Step

I believe that taking the above RESOLVED step will allow one person to more fully address our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Claudio Gonzalez was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: He is the chairperson of the committee that set executive compensation at Home Depot, which receives a CEO Compensation rating of 'F' by TCL.
- Kenneth Langone was also designated a "problem director" due to his involvement with the New York Stock Exchange board during the tenure of former CEO "Dick" Grasso.
- TCL also gave our company a:
  - "D" in Overall Board Effectiveness.
  - "D" in CEO Compensation.
  - "D" in Problem Directors.
  - "D" in Board Composition.

TCL said, "Overall the company's Board Effectiveness Rating suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."

- The two "problem directors" were also allowed on our key Audit Committee.
- Five directors were allowed to hold from 5 to 10 director seats each – over-extension concern.
- Eleven directors were CEOs – CEO-bias concern.
- 2003 CEO pay of $7 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

Plus $16 million in unexercised stock options from previous years.
• If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement to help in strengthening our overall board performance.

Independent Board Chairman
Yes on 3

Notes:

The above format is the format submitted and intended for publication. It is intended that separate line-item bullet points be published as such. Also that headings be respected and not be published as incomplete sentences blended into accompanying text.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

This proposal was submitted by Helen Quirini, 2917 Hamburg Street, Schenectady, New York 12303. Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Proponent: Helen Quirini

Ladies and Gentlemen:

The text of the proposal reads:
RESOLVED: Shareholders request that our Board of Directors adopt a policy, formalized as corporate governance policy or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The circumstances of this proposal are significantly different than Cintas Corp. (August 27, 2004). In Cintas three pages of the no action request letter claimed that "The proposal relates to a personal claim or grievance against Cintas" by a labor union. Clearly that is not the case here.

Of interest is that the company fails to claim that the company is completely powerless to implement the proposal. Or that the company would fail in every attempt it made to implement the proposal. The company more than likely has the power to implement the proposal through repeated attempts to implement the proposal by using all the powers and resources available to the board to recruit but one suitable director at a time. The company has the power to implement this proposal on an evergreen renewable basis.

What if 100%-of-the-Time Complacence Can't Be Guaranteed

According to the company argument the company has an out on publishing any shareholder proposal on which it cannot guarantee complacence 100% of the time. If this is accepted companies could now assert that their boards cannot guarantee 100%-of-the-time compliance because boards cannot guarantee that a board meeting would not be struck by a tsunami or an earthquake. In such a case a company could argue that it would not be able to guarantee that it had any directors at all – at least for a time – hence the slippery slope to a new company loophole to exclude established shareholder proposals.

Thus according to the company reasoning shareholder proposals on the following topics would henceforth be excluded because no board could guarantee compliance 100% of the time:

Increase Board Diversity
Increase Board Independence
Lead Director
Independent Chairman
Director stock ownership requirement

The company does not claim to "guarantee" that it is completely powerless to implement this proposal on a renewable basis.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Thomas Kim

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors adopt a policy, formalized as corporate governance policy or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO.

In January 2003 the Conference Board said that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board.

Progress Begins with a First Step

I believe that taking the above RESOLVED step will allow one person to more fully address our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Claudio Gonzalez was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: He is the chairperson of the committee that set executive compensation at Home Depot, which receives a CEO Compensation rating of 'F' by TCL.
- Kenneth Langone was also designated a "problem director" due to his involvement with the New York Stock Exchange board during the tenure of former CEO "Dick" Grasso.
- TCL also gave our company a:
  - "D" in Overall Board Effectiveness.
  - "D" in CEO Compensation.
  - "D" in Problem Directors.
  - "D" in Board Composition.

  TCL said, "Overall the company's Board Effectiveness Rating suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."
- The two "problem directors" were also allowed on our key Audit Committee.
- Five directors were allowed to hold from 5 to 10 director seats each – over-extension concern.
- Eleven directors were CEOs – CEO-bias concern.
- 2003 CEO pay of $7 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

Plus $16 million in unexercised stock options from previous years.
• If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement to help in strengthening our overall board performance.

Independent Board Chairman
Yes on 3

Notes:

The above format is the format submitted and intended for publication. It is intended that separate line-item bullet points be published as such. Also that headings be respected and not be published as incomplete sentences blended into accompanying text.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal requests that the board of directors adopt a policy that an independent director shall serve as chairman of the board of directors.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,



Sara D. Kalin
Attorney-Advisor